Exhibit 99.1
Asia Pacific Wire & Cable Corporation Appoints Dr. Lambert L.
Ding as Independent Director; Announces Resignation of Director Lee Gai Po
TAIPEI, Taiwan, March 29, 2011 /PRNewswire-Asia-FirstCall/ — Asia Pacific Wire & Cable Corporation Limited (OTC Bulletin Board: AWRCF) (“APWC” or the “Company”), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in selected Asia-Pacific markets, today announced the appointment of Dr. Lambert L. Ding, REA (Registered Environmental Assessor) to the Board of Directors as a third independent director, effective immediately. Dr. Ding will also serve on the Audit Committee of the Board.
Dr. Ding is currently President and Chief Executive Officer of Union Environmental Engineering Services in Taiwan. He holds a Ph.D. from the University of Southern California (with a major in Chemistry and a minor in Environmental Engineering) and he has developed a distinguished career in the environmental impact-assessment and risk-assessment industry and in academia, both in the United States and in Taiwan.
The Company is delighted and honored to welcome Dr. Ding to its Board. The Board is looking forward to working with Dr. Ding and believes that he will help enhance APWC’s corporate governance and bring fresh insights and perspectives to the Board.
The Company also announced that the Board has accepted the resignation of Mr. Lee Gai Poo as Director, effective immediately. Mr. Lee served as vice president of Pacific Electric Wire and Cable Co. (PEWC) until his retirement in 2008. The Company wishes to thank Mr. Lee for his valuable contributions to the Board during his tenure.
About Asia Pacific Wire & Cable Corporation
Asia Pacific Wire & Cable Corporation is a leading manufacturer and distributor of telecommunications and power cable and enameled wire products in the Asia Pacific region, primarily in Singapore, Thailand, Australia and China. For more information on APWCC, visit http://www.apwcc.com. Information on the Company’s Web site or any other Web site does not constitute a portion of this release.
Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the business of the Company and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as “believes, expects” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Company Contact:	Investor Relations Contact:

Asia Pacific Wire & Cable Corporation Limited	CCG Investor Relations
Mr. Frank Tseng, CFO	Mr. John Harmon, Senior Account Manager
Phone: +886-2-2712-2558 Ext. 66	Phone: +86-10-6561-6886 Ext. 807 (Beijing)
E-mail: frank.tseng@apwcc.com	E-mail: john.harmon@ccgir.com
www.apwcc.com	www.ccgir.com
SOURCE Asia Pacific Wire & Cable Corporation Limited
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